

Mail Stop 4720

November 21, 2017

Jeffrey A. Cella
CF Fund II, LLC
5000 W. Tilghman Street, Suite 249
Allentown, PA 18104-9109

> **Re:** **CF Fund II, LLC**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed November 13, 2017**
> **File No. 024-10732**

Dear Mr. Cella:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 24, 2017 letter.

General Terms of the Notes and Offering, page 11

1. We note your disclosure in paragraph 3 on page 12 stating that CFI, "in its sole and absolute discretion, may reject, *postpone* an Investor's subscription, for any reason." [emphasis added] In addition, we also note your disclosure under "Subscription Agreements" on page 14 indicating that the company has up to 90 days to accept or reject a subscription and that during that period subscription agreements are "non-cancelable and irrevocable by the Investor and subscription funds are non-refundable for any reason…"

   - While we note your response and revised disclosures in response to comment two, your ability to postpone subscriptions and have a 90-day period to accept or reject them continue to raise concerns that you may be conducting the offering on a delayed basis. In addition, it is unclear whether the 90-day approval period is imposed on every subscription individually, and how this timing will impact your requirement to meet the minimum offering amount in three months.

- In light of your disclosure in the middle of page 14 that if the acceptance of a noteholder takes longer than 90 days, an investor may request to recover his investment funds, it is unclear how your offering complies with Exchange Act Rule 10b-9(a)(2) which requires, among other things, a prompt refund unless a specified number of units of the security are sold at a specific price within a specified time.

Please provide us with your legal analysis demonstrating how the suspension and delay of the offering in the manner identified above would be consistent with a continuous offering for purposes of compliance with Securities Act Rule 251(d)(3)(i)(F). In addition, please explain how the offering complies with Exchange Act Rule 10b-9, including with respect to prompt refund of amounts due if the minimum threshold is not met within three months. Please revise your disclosures throughout the offering statement as necessary to ensure compliance with the noted rules.

Exhibits

Exhibit 4 – Subscription Agreement

2.   We note your revisions and response to comment 3. However, it appears that Section 2(b) of the Subscription Agreement continues to include the problematic language which may operate as a waiver of liability. As previously requested, please remove such language.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or me at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Melissa L. Lucar, Esq.